HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

_____________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

May 1, 2026

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CEL -SCI Corporation
Registration Statement on Form S-1
File No. 333-295168

This office represents CEL-SCI Corporation (the “Company”). Amendment No. 1 to the Company’s Registration statement has been filed with the Commission. In response to the comment received from the staff by telephone on April 28, 2026, the cover page of the Prospectus has been amended to disclose when the offering will terminate.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart
William T. Hart